Exhibit 99.1

NEWS RELEASE

YAMANA GOLD FOURTH QUARTER 2011 FINANCIAL RESULTS RELEASE NOTIFICATION AND CONFERENCE CALL

TORONTO, ONTARIO, January 10, 2012 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that its fourth quarter 2011 results will be released after market close on February 22, 2012 followed by a conference call and webcast on February 23, 2012 at 11:00 a.m. ET.

Q4 Conference Call Information:

Toll Free (North America):	1-800-952-6845
Toronto Local and International:	416-695-6616
Participant Webcast	www.yamana.com

Q4 Conference Call REPLAY:

Toll Free Replay Call (North America):	1-800-408-3053	Passcode 7125300
Toronto Local and International:	905-694-9451	Passcode 7125300

The conference call replay will be available from 2:00 p.m. ET on February 23, 2012 until 11:59 p.m. ET on March 8, 2012.

For further information on the conference call or webcast, please contact the Investor Relations Department or visit our website, www.yamana.com

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com